INTERIM CONSOLIDATED FINANCIAL STATEMENTS

     FOR THE NINE MONTHS ENDED

SEPTEMBER 30, 2010 (UNAUDITED)

MANAGEMENT’S COMMENTS ON
UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The accompanying unaudited interim financial statements of the Company have been prepared by and are the responsibility of the Company’s management.

Suite 1805, 925 West Georgia Street, Vancouver, B.C. Canada V6C 3L2
Phone: 604.688.3033 | Fax: 604.639.8873 | Toll Free: 1.866.529.2807 | Email: info@firstmajestic.com
www.firstmajestic.com

FIRST MAJESTIC SILVER CORP.
INTERIM CONSOLIDATED BALANCE SHEETS
AS AT SEPTEMBER 30, 2010 AND DECEMBER 31, 2009
(Unaudited, expressed in Canadian dollars)

	September 30, 2010	December 31, 2009
	$	$

ASSETS
CURRENT ASSETS
Cash and cash equivalents	25,505,816	5,889,793
Accounts receivable	2,201,679	2,174,848
Other receivables (Note 4)	5,579,284	6,624,200
Inventories (Note 5)	6,803,596	3,812,460
Prepaid expenses and other (Note 6)	1,945,070	1,467,759
	42,035,445	19,969,060
MINING INTERESTS (Note 7)
Producing properties	63,799,879	57,144,477
Exploration properties	113,295,447	109,255,696
Plant and equipment	71,663,890	60,388,530
	248,759,216	226,788,703
CORPORATE OFFICE EQUIPMENT (Note 7)	491,400	409,281
DEPOSITS ON LONG-TERM ASSETS (Note 10)	1,604,636	4,306,419
	292,890,697	251,473,463

LIABILITIES
CURRENT LIABILITIES
Accounts payable and accrued liabilities	13,225,832	11,202,381
Unearned revenue on silver bullion sales	59,899	158,147
Current portion of debt facilities (Note 9)	2,692,165	1,546,612
Current portion of capital lease obligations (Note 14)	1,422,368	2,139,352
Income and other taxes payable	488,078	117,844
	17,888,342	15,164,336
FUTURE INCOME TAXES	35,217,962	28,417,011
CAPITAL LEASE OBLIGATIONS (Note 14)	1,601,158	668,284
LONG-TERM PORTION OF DEBT FACILITIES (Note 9)	-	3,213,487
OTHER LONG TERM LIABILITIES (Note 16)	943,983	753,657
ASSET RETIREMENT OBLIGATIONS (Note 15)	4,750,421	4,336,088
	60,401,866	52,552,863

SHAREHOLDERS' EQUITY
SHARE CAPITAL (Note 11(a))	249,247,136	244,241,006
SHARE CAPITAL TO BE ISSUED (Note 11(d))	276,495	276,495
CONTRIBUTED SURPLUS	28,472,351	27,808,671
ACCUMULATED OTHER COMPREHENSIVE LOSS	(34,522,176)	(40,238,914)
DEFICIT	(10,984,975)	(33,166,658)
	232,488,831	198,920,600
	292,890,697	251,473,463

CONTINGENT LIABILITIES (Note 17)
COMMITMENTS (Note 18)

APPROVED BY THE BOARD OF DIRECTORS

Keith Neumeyer (signed)	Director	Douglas Penrose (signed)	Director

The accompanying notes are an integral part of these consolidated financial statements

FIRST MAJESTIC SILVER CORP.
INTERIM CONSOLIDATED STATEMENTS OF INCOME
FOR THE PERIODS ENDED SEPTEMBER 30, 2010 AND 2009
(Unaudited, expressed in Canadian dollars, except share amounts)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2010	2009	2010	2009
	$	$	$	$

Revenues (Note 12)	33,465,565	13,724,803	80,646,464	41,136,552

Cost of sales	14,217,773	8,054,387	36,626,377	25,813,068
Depletion, depreciation and amortization	2,284,304	1,415,319	6,462,327	4,616,916
Accretion of reclamation obligation (Note 15)	93,885	105,400	281,806	338,610
Mine operating earnings	16,869,603	4,149,697	37,275,954	10,367,958

General and administrative	2,519,385	1,724,437	6,912,850	5,656,753
Stock-based compensation	584,059	505,847	1,928,202	2,203,394
	3,103,444	2,230,284	8,841,052	7,860,147

Operating income	13,766,159	1,919,413	28,434,902	2,507,811

Interest and other expenses	(390,433)	(337,208)	(1,636,082)	(1,102,179)
Investment and other income	1,126,074	85,748	1,748,007	597,764
Foreign exchange loss	(698,657)	(447,659)	(282,557)	(559,567)
Income before taxes	13,803,143	1,220,294	28,264,270	1,443,829

Income tax expense - current	1,044	274,327	65,016	445,910
Income tax expense (recovery) - future	3,523,327	(895,656)	6,017,571	(2,819,817)
	3,524,371	(621,329)	6,082,587	(2,373,907)

NET INCOME FOR THE PERIOD	10,278,772	1,841,623	22,181,683	3,817,736

EARNINGS PER COMMON SHARE
BASIC	$0.11	$0.02	$0.24	$0.05
DILUTED	$0.11	$0.02	$0.23	$0.04

WEIGHTED AVERAGE SHARES OUTSTANDING
BASIC	93,139,406	84,347,213	92,888,446	81,058,745
DILUTED	96,996,122	103,503,490	95,279,402	100,215,022

The accompanying notes are an integral part of these consolidated financial statements

FIRST MAJESTIC SILVER CORP.
INTERIM CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME (LOSS)
FOR THE PERIODS ENDED SEPTEMBER 30, 2010 AND 2009
(Unaudited, expressed in Canadian dollars, except share amounts)

					Accumulated
					Other
					Comprehensive		Total
	Share Capital			Contributed	Income (Loss)		AOCI
	Shares	Amount	To be issued	Surplus	("AOCI") (1)	Deficit	and Deficit	Total
		$	$	$	$	$	$	$

Balance at December 31, 2008	73,847,810	196,648,345	276,495	23,297,258	(23,216,390)	(39,476,883)	(62,693,273)	157,528,825
Net income	-	-	-	-	-	3,817,736	3,817,736	3,817,736
Other comprehensive income:
Translation adjustment	-	-	-	-	(18,472,214)	-	(18,472,214)	(18,472,214)
Unrealized gain on marketable securities	-	-	-	-	20,500	-	20,500	20,500
Total comprehensive loss							(14,633,978)	(14,633,978)
Shares issued for:
Exercise of options	6,250	7,938	-	-	-	-	-	7,938
Public offering, net of issue costs (Note 11(a)(i))	8,487,576	18,836,518	-	848,758	-	-	-	19,685,276
Private placements, net of issue costs (Note 11(a)(ii))	4,167,478	9,051,069	-	389,000	-	-	-	9,440,069
Debt settlements (Note 11(a)(iii))	1,191,852	2,741,260	-	-	-	-	-	2,741,260
Stock option expense during the period	-	-	-	2,203,394	-	-	-	2,203,394
Transfer of contributed surplus upon exercise of stock options	-	2,950	-	(2,950)	-	-	-	-
Balance at September 30, 2009	87,700,966	227,288,080	276,495	26,735,460	(41,668,104)	(35,659,147)	(77,327,251)	176,972,784

Balance at December 31, 2009	92,648,744	244,241,006	276,495	27,808,671	(40,238,914)	(33,166,658)	(73,405,572)	198,920,600
Net income	-	-	-	-	-	22,181,683	22,181,683	22,181,683
Other comprehensive income:
Translation adjustment	-	-	-	-	5,819,417	-	5,819,417	5,819,417
Unrealized loss on marketable securities	-	-	-	-	(102,679)	-	(102,679)	(102,679)
Total comprehensive income							27,898,421	27,898,421
Shares issued for:
Exercise of options	1,131,625	3,571,844	-	-	-	-	-	3,571,844
Exercise of warrants	47,500	156,750	-	-	-	-	-	156,750
Stock option expense during the period	-	-	-	1,941,216	-	-	-	1,941,216
Transfer of contributed surplus upon exercise of stock options and warrants	-	1,277,536	-	(1,277,536)	-	-	-	-
Balance at September 30, 2010	93,827,869	249,247,136	276,495	28,472,351	(34,522,176)	(10,984,975)	(45,507,151)	232,488,831

(1)

AOCI consists of the cumulative translation adjustment on self sustaining subsidiaries which primarily affects the mining interests, except for the unrealized gain on marketable securities classified as "available for sale".

The accompanying notes are an integral part of these consolidated financial statements

FIRST MAJESTIC SILVER CORP.
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE PERIODS ENDED SEPTEMBER 30, 2010 AND 2009
(Unaudited, expressed in Canadian dollars)

		Three Months Ended September 30,				Nine Months Ended September 30,
		2010		2009		2010		2009
	$		$		$		$
OPERATING ACTIVITIES
Net income for the period		10,278,772		1,841,623		22,181,683		3,817,736
Adjustment for items not affecting cash
Depletion, depreciation and amortization		2,479,722		1,415,319		6,657,745		4,616,916
Stock-based compensation		584,059		505,847		1,928,202		2,203,394
Accretion of reclamation obligation		93,885		105,400		281,806		338,610
Other income from derivative financial instruments		(1,094,778)		(68,832)		(1,741,588)		(548,029)
Future income tax provision (recovery)		3,523,327		(895,656)		6,017,571		(2,819,817)
Unrealized foreign exchange loss and other		341,090		1,367,344		417,708		362,979

		16,206,077		4,271,045		35,743,127		7,971,789
Net change in non-cash working capital items
Decrease (increase) in accounts receivable and other receivables		1,371,235		(465,488)		1,152,292		(732,407)
Decrease (Increase) in inventories		(1,002,537)		(489,119)		(2,991,136)		1,167,687
Decrease (increase) in prepaid expenses and other		(111,885)		675,908		(505,105)		(1,526,495)
Increase (decrease) in accounts payable and accrued liabilities		2,109,937		(1,839,691)		3,569,537		(4,673,978)
Increase (decrease) in unearned revenue		37,042		212,070		(98,248)		143,820
Increase (decrease) in income and other taxes payable		223,621		269,791		370,234		71,110
Decrease in vendor liability on mineral property		-		(226,998)		-		(948,079)

		18,833,490		2,407,518		37,240,701		1,473,447

INVESTING ACTIVITIES
Additions to plant and equipment (net of accruals)		(7,172,028)		(6,880,693)		(11,560,169)		(14,354,368)
Expenditures on mineral property interests (net of accruals)		(3,994,210)		(4,106,347)		(9,984,622)		(9,128,375)
Realized gain on derivative financial instruments		1,094,778		-		1,741,588		-
Proceeds from sale of marketable securities		39,891		-		108,062		-
Decrease (increase) of deposits on long term assets		364,114		(2,246,905)		(134,056)		(2,246,905)
Investment in marketable securities		-		-		(25,000)		-
Net proceeds from pre-commercial operation		-		-		2,101,124		-
Decrease (increase) in silver futures contract deposits		-		(147,594)		-		822,034

		(9,667,455)		(13,381,539)		(17,753,073)		(24,907,614)

FINANCING ACTIVITIES
Issuance of common shares and warrants, net of issue costs		3,023,656		9,439,404		3,728,594		29,133,283
Payment of capital lease obligations		(315,401)		(1,047,905)		(1,468,856)		(2,108,979)
Prepayment facility, net of repayments		336,357		1,394,752		835,185		1,394,752
Payment of debt facilities		(2,486,930)		-		(2,919,082)		-
Payment of restricted cash into trust account		-		(13,712,810)		-		(14,258,332)

		557,682		(3,926,559)		175,841		14,160,724

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		9,723,717		(14,900,580)		19,663,469		(9,273,443)
EFFECT OF EXCHANGE RATE CHANGES ON CASH HELD IN FOREIGN CURRENCY		(68,287)		11,383		(47,446)		17,529
CASH AND CASH EQUIVALENTS - BEGINNING OF THE PERIOD		15,850,386		23,057,406		5,889,793		17,424,123

CASH AND CASH EQUIVALENTS - END OF PERIOD		25,505,816		8,168,209		25,505,816		8,168,209

CASH AND CASH EQUIVALENTS IS COMPRISED OF:
Cash		21,330,931		7,574,496		21,330,931		7,574,496
Short term deposits		4,174,885		593,713		4,174,885		593,713

		25,505,816		8,168,209		25,505,816		8,168,209

Interest paid		216,314		200,073		624,365		475,843
Income taxes paid		23,352		-		346,222		-

NON-CASH FINANCING AND INVESTING ACTIVITIES (NOTE 19)

The accompanying notes are an integral part of these consolidated financial statements

FIRST MAJESTIC SILVER CORP.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIODS ENDED SEPTEMBER 30, 2010 AND 2009 (Unaudited)

1.    DESCRIPTION OF BUSINESS

First Majestic Silver Corp. (the “Company” or “First Majestic”) is in the business of production, development, exploration, and acquisition of mineral properties with a focus on silver in Mexico. The Company’s shares and warrants trade on the Toronto Stock Exchange under the symbols “FR” and “FR.WT.B”, respectively.

2.    BASIS OF PRESENTATION

The consolidated financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles (“GAAP”). These interim financial statements do not contain all the information required by GAAP for annual financial statements and should be read in conjunction with the Company’s latest audited consolidated financial statements for the year ended December 31, 2009.

The consolidated financial statements include the accounts of the Company and its direct wholly-owned subsidiaries: Corporación First Majestic, S.A. de C.V. (“CFM”), First Silver Reserve Inc. (“First Silver”) and Normabec Mining Resources Ltd. (“Normabec”) as well as its indirect wholly-owned subsidiaries: First Majestic Plata, S.A. de C.V. (“First Majestic Plata”), Minera El Pilon, S.A. de C.V. (“El Pilon”), Minera La Encantada, S.A. de C.V. (“La Encantada”), Majestic Services S.A. de C.V. (“Majestic Services”), Minera Real Bonanza, S.A. de C.V. (“MRB”) and Servicios Minero-Metalurgicos e Industriales, S.A. de C.V. (“Servicios”). First Silver underwent a wind up and distribution of its assets and liabilities to the Company in December 2007 but First Silver has not been dissolved for legal purposes pending the outcome of litigation described in Note 8. Intercompany balances and transactions are eliminated on consolidation.

3.    SIGNIFICANT CHANGES IN ACCOUNTING POLICIES

Change in Accounting Policy and Future Accounting Pronouncements

Business Combinations, Consolidations and Non-controlling interests
The CICA has approved new Handbook Section 1582, “Business Combinations”, Section 1601 “Consolidations” and Section 1602 “Non-controlling Interests” to harmonize with International Financial Reporting Standards (“IFRS”). These new sections will be effective for years beginning on or after January 1, 2011, with early adoption permitted. Section 1582 specifies a number of changes including: an expanded definition of a business, a requirement to measure all business acquisitions at fair value, a requirement to measure non-controlling interests at fair value, and a requirement to recognize acquisition related costs as expenses. Section 1601 establishes the standards for preparing consolidated financial statements. Section 1602 specifies that non-controlling interests be treated as a separate component of equity, not as a liability or other item outside of equity. The Company has adopted these new standards effective January 1, 2010 and it has not had a material impact on the Company.

International Financial Reporting Standards (“IFRS”)
In 2006, the Canadian Accounting Standards Board (“AcSB”) published a strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines convergence of Canadian GAAP with IFRS over an expected five-year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for public companies to commence using IFRS, replacing Canada’s own GAAP. The transition date is January 1, 2011, and relates to interim and annual financial statements on or after January 1, 2011. The transition will require the restatement for comparative purposes of amounts reported by the Company for all reporting periods beginning after January 1, 2010.

Notes Page 1

FIRST MAJESTIC SILVER CORP.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIODS ENDED SEPTEMBER 30, 2010 AND 2009 (Unaudited)

4.    OTHER RECEIVABLES

Details of the components of other receivables are as follows:

	September 30, 2010	December 31, 2009
	$	$
Value added taxes recoverable	2,939,052	4,066,074
Other taxes and value added taxes on accounts payable	2,109,723	2,072,442
Loan receivable from supplier	487,963	478,824
Interest receivable and other	42,546	6,860
	5,579,284	6,624,200

5.    INVENTORIES

Inventories consist of the following:

	September 30, 2010	December 31, 2009
	$	$
Silver coins and bullion including in process shipments	553,826	273,262
Finished product - doré and concentrates	682,727	343,990
Ore in process	1,075,668	463,549
Stockpile	976,238	387,836
Materials and supplies	3,515,137	2,343,823
	6,803,596	3,812,460

The amounts of inventory recognized as expenses during the period are equivalent to the cost of sales for the respective periods.

6.    PREPAID EXPENSES AND OTHER

Details of prepaid expenses and other are as follows:

	September 30, 2010	December 31, 2009
	$	$
Prepayments to suppliers and contractors	1,280,666	865,298
Deposits	272,357	215,036
Marketable securities	392,047	387,425
	1,945,070	1,467,759

Notes Page 2

FIRST MAJESTIC SILVER CORP.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIODS ENDED SEPTEMBER 30, 2010 AND 2009 (Unaudited)

7.     MINING INTERESTS AND PLANT AND EQUIPMENT

Mining interests and plant and equipment, net of accumulated depreciation, depletion and amortization, are as follows:

	September 30, 2010			December 31, 2009
		Accumulated			Accumulated
		Depreciation,			Depreciation,
		Depletion and	Net Book		Depletion and	Net Book
	Cost	Amortization	Value	Cost	Amortization	Value
	$	$	$	$	$	$
Mining properties	197,362,060	20,266,734	177,095,326	183,585,673	17,185,500	166,400,173
Plant and equipment	84,015,734	12,351,844	71,663,890	69,026,387	8,637,857	60,388,530
	281,377,794	32,618,578	248,759,216	252,612,060	25,823,357	226,788,703

A summary of the net book value of mining properties is as follows:

	September 30, 2010			December 31, 2009
		Accumulated			Accumulated
		Depletion			Depletion
		and	Net Book		and	Net Book
	Cost	Amortization	Value	Cost	Amortization	Value
MEXICO	$	$	$	$	$	$

Producing properties
La Encantada (a)	16,711,787	3,883,818	12,827,969	13,055,900	2,886,830	10,169,070
La Parrilla (b)	26,508,225	3,714,083	22,794,142	22,371,850	3,009,041	19,362,809
San Martin (c)	40,846,601	12,668,833	28,177,768	38,902,227	11,289,629	27,612,598
	84,066,613	20,266,734	63,799,879	74,329,977	17,185,500	57,144,477
Exploration properties
La Encantada (a)	2,911,342	-	2,911,342	2,467,451	-	2,467,451
La Parrilla (b)	7,885,866	-	7,885,866	7,625,168	-	7,625,168
San Martin (c)	69,567,782	-	69,567,782	65,931,244	-	65,931,244
Del Toro (d)	12,328,705	-	12,328,705	11,855,627	-	11,855,627
Real de Catorce (e)	20,601,752	-	20,601,752	21,376,206	-	21,376,206
	113,295,447	-	113,295,447	109,255,696	-	109,255,696
	197,362,060	20,266,734	177,095,326	183,585,673	17,185,500	166,400,173

Notes Page 3

FIRST MAJESTIC SILVER CORP.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIODS ENDED SEPTEMBER 30, 2010 AND 2009 (Unaudited)

7.     MINING INTERESTS AND PLANT AND EQUIPMENT (continued)

A summary of plant and equipment is as follows:

	September 30, 2010			December 31, 2009
		Accumulated	Net Book		Accumulated	Net Book
	Cost	Depreciation	Value	Cost	Depreciation	Value
	$	$	$	$	$	$
La Encantada Silver Mine	52,938,432	3,697,134	49,241,298	42,001,694	1,954,699	40,046,995
La Parrilla Silver Mine	19,655,069	5,063,332	14,591,737	17,228,300	3,792,818	13,435,482
San Martin Silver Mine	11,357,812	3,555,358	7,802,454	9,751,407	2,889,290	6,862,117
Real de Catorce Silver Project	64,421	36,020	28,401	44,986	1,050	43,936
Used in Mining Operations	84,015,734	12,351,844	71,663,890	69,026,387	8,637,857	60,388,530
Corporate office equipment	1,038,156	546,756	491,400	767,782	358,501	409,281
	85,053,890	12,898,600	72,155,290	69,794,169	8,996,358	60,797,811

Details of plant and equipment and corporate office equipment by specific assets are as follows:

	September 30, 2010			December 31, 2009
		Accumulated	Net Book		Accumulated	Net Book
	Cost	Depreciation	Value	Cost	Depreciation	Value
	$	$	$	$	$	$
Land	2,259,785	-	2,259,785	2,279,494	-	2,279,494
Automobile	612,095	289,080	323,015	401,056	204,920	196,136
Buildings	10,699,838	865,276	9,834,562	5,918,355	578,177	5,340,178
Machinery and equipment	64,930,072	10,424,179	54,505,893	26,154,678	7,311,470	18,843,208
Computer equipment	987,075	473,133	513,942	560,018	279,783	280,235
Office equipment	667,687	633,251	34,436	577,215	460,070	117,145
Leasehold improvements	320,314	213,681	106,633	320,304	161,938	158,366
Construction in progress (1)(2)	4,577,024	-	4,577,024	33,583,049	-	33,583,049
	85,053,890	12,898,600	72,155,290	69,794,169	8,996,358	60,797,811

(1)

Construction in progress includes $1,685,668 relating to La Encantada, $832,208 relating to La Parrilla and $2,059,148 relating to San Martin (December 31, 2009 - $31,283,949 relating to La Encantada, $535,604 relating to La Parrilla and $1,763,496 relating to San Martin).

(2)

On April 1, 2010, the La Encantada mill expansion project achieved commercial stage of production. Prior to April 1, 2010, the net amount of revenues less production costs of $2,770,596 (December 31, 2009 - $496,371) in connection with the sale of 316,680 silver equivalent ounces (December 31, 2009 – 54,277 silver equivalent ounces) of precipitates during the pre- operating period from November 19, 2009 to March 31, 2010 were offset to construction in progress.

(a)     La Encantada Silver Mine, Coahuila State

The La Encantada Silver Mine is a producing underground mine located in Northern Mexico accessible via a 1.5 hour flight from Torreon, Coahuila. The mine is comprised of 4,076 hectares of mining rights and surface land ownership of 1,343 hectares. The closest town, Muzquiz, is 225 km away via mostly paved road. The La Encantada Silver Mine consists of a 3,500 tonnes per day cyanidation plant, a 1,000 tonnes per day flotation plant, an airstrip, and a village with 180 houses as well as administrative offices. The Company owns 100% of the La Encantada Silver Mine. On April 1, 2010, the mill expansion project achieved commercial stage production and all revenues and costs from that date are recorded in the mine operating earnings.

Notes Page 4

FIRST MAJESTIC SILVER CORP.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIODS ENDED SEPTEMBER 30, 2010 AND 2009 (Unaudited)

7.     MINING INTERESTS AND PLANT AND EQUIPMENT (continued)

(b)     La Parrilla Silver Mine, Durango State

The La Parrilla Silver Mine is a system of connected underground producing mines consisting of the La Rosa/Rosarios/La Blanca, the San Marcos Mine and the Quebradillas Mine. La Parrilla is located approximately 65 km southeast of the city of Durango, in the State of Durango, Mexico. Located at the mine are: mining equipment, a 425 tonnes per day cyanidation plant, a 425 tonnes per day flotation plant and mining concessions covering an area of 53,000 hectares. The Company owns 100% of the La Parrilla Silver Mine. In September 2010, the Company entered into an agreement to acquire an additional 15 hectare of surface rights at Quebradillas for total consideration of $348,710 (4.2 million Mexican pesos). At September 30, 2010, the Company had paid $39,277 (476,000 Mexican pesos). The remaining balance of $309,433 (3.8 million Mexican pesos) will be paid in 25 monthly instalments of $12,377 (150,000 Mexican pesos). The Company owns 45 hectares and leases an additional 69 hectares of surface rights. During 2010, the Company staked an additional 16,630 hectares of mining rights at Quebradillas, which created a 69,867 hectare contiguous block of mining rights surrounding the La Parrilla mining operations.

There is a net smelter royalty (“NSR”) agreement of 1.5% of sales revenue associated with the Quebradillas Mine, with a maximum payable of US$2.5 million. The Company has an option to purchase the NSR at any time for an amount of US$2.0 million. For the quarter ended September 30, 2010, the Company paid royalties of $18,254 (US$17,568) ($40,917 or US$37,285 for the quarter ended September 30, 2009). For the nine months ended September 30, 2010, the Company paid royalties of $85,641 or US$82,699 ($119,489 or US$102,131 for nine months ended September 30, 2009). The sum of total royalties paid to date for the Quebradillas NSR is presently US$287,063.

(c)     San Martin Silver Mine, Jalisco State

The San Martin Silver Mine is a producing underground mine located adjacent to the town of San Martin de Bolaños in Northern Jalisco State, Mexico. The mine is comprised of approximately 7,841 hectares of mineral rights, approximately 1,300 hectares of surface rights surrounding the mine, and another 104 hectares of surface rights where the 900 tonne per day cyanidation mill, flotation circuit, mine buildings and administrative offices are located. The Company owns 100% of the San Martin Silver Mine.

(d)      Del Toro Silver Mine, Zacatecas State

The Del Toro Silver Mine is located 60 km to the southeast of the Company’s La Parrilla Silver Mine and consists of 393 contiguous hectares of mining claims and 129 hectares of surface rights covering the area surrounding the San Juan mine. The Del Toro Silver Mine consists of two old silver mines, the San Juan and Perseverancia mines, which are approximately one kilometre apart. The Company owns 100% of the San Juan and Perseverancia mines.

In July 2008, the Company acquired 46 hectares of mining rights (“Fatima”) for US$387,500 in option payments due between 2008 and 2010. The Company paid US$62,500 in July 2010 bringing the total paid to US$225,000. The remaining US$162,500 of option payments are due by December 2010. All other option payments have been made.

(e)       Real de Catorce Silver Project, San Luis Potosi State

The Real de Catorce Silver Project is located 25 km west of the town of Matehuala in San Luis Potosi State, Mexico. The Real de Catorce property consists of 22 mining concessions covering 6,327 hectares. The Company owns 100% of the Real de Catorce Silver Project. Upon commencement of commercial production on the property, the Company agreed to pay an amount of US$200,000 to a previous owner. The property is subject to a 3% net smelter royalty (“3% NSR”), of which 1.75% may be acquired for a price of US$250,000 per each 0.25% increment, if paid prior to March 15, 2014. If paid between March 16, 2014 and March 15, 2019, the option price would be US$300,000 per each 0.25% increment.

Notes Page 5

FIRST MAJESTIC SILVER CORP.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIODS ENDED SEPTEMBER 30, 2010 AND 2009 (Unaudited)

7.      MINING INTERESTS AND PLANT AND EQUIPMENT (continued)

(e)     Real de Catorce Silver Project, San Luis Potosi State (continued)

In addition, the Company has agreed to acquire the surface rights forming part of the property, including the buildings located thereon and covering the location of the previous mining operations, in consideration for a single payment of US$1.0 million to be made in December 2010.

The Company has also agreed to make a payment of US$200,000 on December 10, 2010 for all technical and geological information collected over the area.

(f)     Future Mineral Property Options

Future mineral property options are due as follows:

US$
Del Toro Silver Mine (d)	162,500
Real de Catorce Silver Project (e)	1,200,000
Total Future Option Payments	1,362,500

8.     VENDOR LIABILITY AND INTEREST AND RESTRICTED CASH

In May 2006, First Majestic acquired control of First Silver Reserve Inc. (“First Silver”) for $53.4 million. The purchase price was payable in three instalments (50%, 25% and 25%) to the then majority interest shareholder of First Silver (the “Majority Shareholder”). The first instalment was paid upon closing on May 30, 2006. The second instalment was paid on May 30, 2007. The third and final instalment of $13.3 million due on May 30, 2008 was withheld by the Company.

In November 2007, an action was commenced by the Company and its acquired subsidiary First Silver against the Majority Shareholder (the “Defendant”) who was previously a director, President and Chief Executive Officer of First Silver. The Company and First Silver allege in their action that, while holding the positions of director, President and Chief Executive Officer, the Majority Shareholder engaged in a course of deceitful and dishonest conduct in breach of his fiduciary and statutory duties owed to First Silver, which resulted in the Majority Shareholder acquiring a mine which was First Silver’s right to acquire. Management believes that there are substantial grounds to this claim, however, the outcome of this litigation is not presently determinable. At the present time, the trial is scheduled to commence in the Supreme Court of British Columbia on February 21, 2011.

In March 2008, the Defendant filed a Counterclaim against the Company for unpaid amounts and interest of $14.9 million, and this action was secured by a $14.5 million Letter of Credit posted in Court by First Majestic. The Company recorded these amounts as Restricted Cash as at March 31, 2009. In July 2009, an Order was granted by the Court, with the consent of all parties, under which the Defendant obtained a judgment in the amount of $14.9 million. The Company agreed to pay out $14.3 million from the posted Letter of Credit to the Defendant’s lawyer’s trust account (the “Trust Funds”) in partial payment of the Judgment. The remaining funds from the Letter of Credit were paid out to the Company. The Consent Order requires that the Trust Funds be held in trust pending the outcome of the Company’s action. If the trial has not commenced by June 30, 2011, the Trust Funds can be released to the Defendant, unless otherwise ordered by the court. These funds would be accessible to the Company in the event of a favourable outcome to the litigation.

Notes Page 6

FIRST MAJESTIC SILVER CORP.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIODS ENDED SEPTEMBER 30, 2010 AND 2009 (Unaudited)

9.      DEBT FACILITIES

(a)    Pre-Payment Facility

In August 2009, a subsidiary of the parent company entered into an agreement for a six-month pre-payment facility for advances on the sale of lead in its concentrate production. Under the terms of the agreement, US$1.5 million was advanced against the Company’s lead concentrate production from the La Parrilla Silver Mine for a period of six months. Interest accrues at an annualized floating rate of one-month LIBOR plus 5%. Interest is payable monthly and the principal amount is repayable in lead concentrate shipments with minimum monthly instalments of US$250,000. The repayment of the credit facility is guaranteed by the parent company.

During 2010, the pre-payment facility was extended for two consecutive six-month periods. As at September 30, 2010, after delivering monthly quotas of lead concentrates and payment of interest charges, the Company had a remaining balance payable on the pre-payment facility of $1,302,089 (US$1,250,000).

(b)     FIFOMI Loan Facilities

In October 2009, the Company entered into an agreement with the Mexican Mining Development Trust - Fideicomiso de Fomento Minero (FIFOMI) for two loan facilities, a capital asset loan and a working capital loan, totalling $4.3 million (53.8 million Mexican pesos). Funds from these loans were used for the completion of the 3,500 tonnes per day cyanidation plant at the La Encantada Silver Mine and for working capital purposes. The capital asset loan, for up to $3.7 million (47.1 million Mexican pesos), had interest at the Mexican interbank rate (4.5%) plus 7.51% per annum and was repayable over a 60-month period. The working capital loan, for up to $0.6 million (6.7 million Mexican pesos), had interest at the Mexican interbank rate plus 7.31% per annum and was a 90-day revolving loan. The loans were secured against real property, land, buildings, facilities, machinery and equipment at the La Encantada Silver Mine.

During the quarter ended September 2010, the Company repaid $2.7 million of the capital asset loan in advance. At September 30, 2010, the balance owing was reduced to $1.4 million (16.8 million Mexican pesos). In October 2010, the Company also repaid the remaining $1.4 million of FIFOMI loan facilities to completely extinguish the debt. The early repayment has released the Company’s security and all guarantees relating to the FIFOMI loans (Note 20(iv)).

The following is a summary of the debt facilities as at September 30, 2010:

	September 30, 2010	December 31, 2009
	$	$
Pre-payment Facility	1,302,089	450,940
FIFOMI Loan Facilities	1,390,077	4,309,159
	2,692,165	4,760,099
Less: current portion	(2,692,165)	(1,546,612)
Long-term Portion of Debt Facilities	-	3,213,487

Notes Page 7

FIRST MAJESTIC SILVER CORP.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIODS ENDED SEPTEMBER 30, 2010 AND 2009 (Unaudited)

10.     DEPOSITS ON LONG-TERM ASSETS

Deposits consist of advance payments made to property vendors, drilling service providers, and equipment vendors, which are categorized as long-term in nature, in amounts as follows:

	September 30, 2010	December 31, 2009
	$	$
Deposit on services	9,463	-
Deposit on equipment for La Encantada	164,961	2,876,717
Deposit on equipment for La Parrilla	1,430,212	1,429,702
	1,604,636	4,306,419

11.     SHARE CAPITAL

(a)     Capital Stock

          Authorized – unlimited number of common shares without par value

Issued	Nine Months Ended September 30, 2010		Year Ended December 31, 2009
	Shares	$	Shares	$
Balance - beginning of the period	92,648,744	244,241,006	73,847,810	196,648,345
Issued during the period
For cash:
Exercise of options	1,131,625	3,571,844	36,250	68,838
Exercise of warrants	47,500	156,750	50,000	165,000
Public offering of units (i)	-	-	8,487,576	18,840,890
Private placements (ii)	-	-	4,167,478	9,051,069
For debt settlements (iii)	-	-	1,191,852	2,741,260
For Normabec acquisition (iv)	-	-	4,867,778	16,696,479
Transfer of contributed surplus for stock options and warrants exercised	-	1,277,536	-	29,125
Balance - end of the period	93,827,869	249,247,136	92,648,744	244,241,006

(i)

On March 5, 2009, the Company completed a public offering with a syndicate of underwriters who purchased 8,487,576 units at an issue price of $2.50 per unit for net proceeds to the Company of $19,689,648, of which $18,840,890 was allocated to the common shares and $848,758 was allocated to the warrants. Each unit consisted of one common share in the capital of the Company and one-half of one common share purchase warrant. Each whole common share purchase warrant entitles the holder to acquire one common share at a price of $3.50 expiring on March 5, 2011.

Notes Page 8

FIRST MAJESTIC SILVER CORP.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIODS ENDED SEPTEMBER 30, 2010 AND 2009 (Unaudited)

(ii)

In August and September 2009, the Company completed non-brokered private placements consisting of an aggregate of 4,167,478 units at a price of $2.30 per unit for net proceeds to the Company of $9,440,069, of which $9,051,069 was allocated to the common shares and $389,000 was allocated to the warrants. Each unit consisted of one common share and one-half of one common share purchase warrant, with each full warrant entitling the holder to purchase one additional common share of the Company at an exercise price of $3.30 per share for a period of two years after closing. A total of 1,749,500 warrants expire on August 20, 2011, and 334,239 warrants expire on September 16, 2011. Finders’ fees in the amount of $101,016 and 50,000 warrants were paid regarding a portion of these private placements. The finder’s warrants are exercisable at a price of $3.30 per share and expire on August 20, 2011.

Notes Page 9

FIRST MAJESTIC SILVER CORP.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIODS ENDED SEPTEMBER 30, 2010 AND 2009 (Unaudited)

11.     SHARE CAPITAL (continued)

(a)       Capital Stock (continued)

(iii)	In August and September 2009, the Company settled certain current liabilities amounting to $2,741,260 by the issuance of 1,191,852 common shares of the Company at a value of $2.30 per share.

(iv)	On November 13, 2009, the Company issued 4,867,778 common shares at a value of $3.43 per share in connection with the acquisition of Normabec.

(b)      Stock Options

Under the terms of the Company’s Stock Option Plan, the maximum number of shares reserved for issuance under the Plan is 10% of the issued shares on a rolling basis. Options may be exercisable over periods of up to five years as determined by the board of directors of the Company and the exercise price shall not be less than the closing price of the shares on the day preceding the grant date, subject to regulatory approval. All stock options are subject to vesting with 25% vesting upon issuance and 25% vesting each six months thereafter.

The changes in stock options outstanding for the periods ended September 30, 2010 and December 31, 2009 are as follows:

	Nine Months Ended September 30, 2010		Year Ended December 31, 2009

		Weighted Average		Weighted Average
		Exercise Price		Exercise Price
	Number of Shares	($)	Number of Shares	($)
Balance, beginning of the period	8,603,750	3.50	6,862,500	3.84
Granted	560,000	3.81	2,842,500	2.88
Exercised	(1,131,625)	3.16	(36,250)	1.90
Forfeited or expired	(566,250)	4.63	(1,065,000)	4.11
Balance, end of the period	7,465,875	3.49	8,603,750	3.50

Notes Page 10

FIRST MAJESTIC SILVER CORP.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIODS ENDED SEPTEMBER 30, 2010 AND 2009 (Unaudited)

11.      SHARE CAPITAL (continued)

(b)      Stock Options (continued)

The following table summarizes both the stock options outstanding and those that are exercisable at September 30, 2010:

Price	Options	Options
$	Outstanding	Exercisable	Expiry Dates
4.45	365,000	365,000	October 30, 2010
4.34	25,000	25,000	November 1, 2010
4.34	40,000	40,000	December 5, 2010
4.42	50,000	50,000	February 20, 2011
4.65	100,000	100,000	March 25, 2011
4.02	100,000	100,000	May 15, 2011
4.30	450,000	450,000	June 19, 2011
4.67	80,000	80,000	July 4, 2011
4.15	245,000	245,000	July 28, 2011
3.62	320,000	320,000	August 28, 2011
1.60	100,000	100,000	October 8, 2011
1.27	100,000	100,000	October 17, 2011
4.32	245,000	245,000	December 6, 2011
4.41	400,000	400,000	December 22, 2011
5.00	155,000	155,000	February 7, 2012
2.03	635,000	457,500	May 7, 2012
4.65	25,000	25,000	June 20, 2012
2.62	27,500	12,500	September 16, 2012
2.96	25,000	12,500	October 28, 2012
4.34	925,000	925,000	December 5, 2012
3.52	517,500	247,500	December 7, 2012
3.70	490,250	232,750	December 15, 2012
3.56	200,000	100,000	February 2, 2013
3.15	25,000	12,500	March 19, 2013
3.98	100,000	50,000	May 13, 2013
3.74	75,000	18,750	May 15, 2013
3.94	10,000	2,500	June 3, 2013
4.47	50,000	12,500	June 28, 2013
4.04	100,000	25,000	August 9, 2013
3.62	100,000	100,000	August 28, 2013
1.44	240,000	240,000	November 10, 2013
1.56	450,000	450,000	December 17, 2013
2.03	358,125	242,500	May 7, 2014
2.32	12,500	9,375	June 15, 2014
3.70	325,000	150,000	December 15, 2014
	7,465,875	6,100,875

Subsequent to September 30, 2010, a total of 1,191,500 options were exercised for gross proceeds of $4,026,125.

Notes Page 11

FIRST MAJESTIC SILVER CORP.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIODS ENDED SEPTEMBER 30, 2010 AND 2009 (Unaudited)

11.     SHARE CAPITAL (continued)

(b)      Stock Options (continued)

During the nine months ended September 30, 2010, the Company granted stock options to officers and employees to purchase 560,000 shares (September 30, 2009 – 1,347,500 shares) of the Company. Pursuant to the Company’s policy of accounting for the fair value of stock-based compensation over the applicable vesting period, the fair value of stock options granted during the nine month period was $843,000 of which $390,457 was expensed in the current period and $452,543 will be amortized over the remaining vesting period of the stock options.

The weighted average fair value of each stock option granted during the nine months ended September 30, 2010 was $1.51 (2009 - $0.97) . The fair value of stock options is estimated using the Black-Scholes Option Pricing Model with the following assumptions:

	Nine Months Ended	Nine Months Ended
	September 30, 2010	September 30, 2009
Risk-free interest rate	1.4%	0.9%
Estimated volatility	81.7%	80.6%
Expected life	1.5 years	2.4 years
Expected dividend yield	0%	0%

The Black-Scholes option pricing model requires the use of the above noted estimates and assumptions including the expected volatility of share prices. Changes in these underlying assumptions can materially affect the fair value estimates, therefore, the Black-Scholes model does not necessarily provide an accurate measure of the ongoing actual fair value of the Company’s stock options.

(c)    Share Purchase Warrants

The changes in share purchase warrants for the nine months ended September 30, 2010, and the year ended December 31, 2009, are as follows:

	Nine Months Ended September 30, 2010		Year Ended December 31, 2009
		Weighted Average		Weighted Average
		Exercise Price		Exercise Price
	Number of Shares	($)	Number of Shares	($)
Balance, beginning of the period	11,357,465	5.04	5,078,791	6.99
Issued	-	-	6,638,492	3.66
Exercised	(47,500)	3.30	(50,000)	3.30
Cancelled or expired	(5,029,938)	7.06	(309,818)	7.69
Balance, end of the period	6,280,027	3.44	11,357,465	5.04

(i)

On March 5, 2009, the Company issued 4,243,788 warrants exercisable at a price of $3.50 per share for a period of two years. The warrants were detachable warrants issued in connection with the 8,487,576 unit offering. The fair value of the warrants was estimated using the Black-Scholes Option Pricing Model (assumptions include a risk free rate of 1.5%, market sector volatility of 35.0%, expected life of 2 years, and expected dividend yield of 0%) and as a result $848,758 was credited to contributed surplus.

Notes Page 12

FIRST MAJESTIC SILVER CORP.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIODS ENDED SEPTEMBER 30, 2010 AND 2009 (Unaudited)

11.     SHARE CAPITAL (continued)

(c)      Share Purchase Warrants (continued)

(ii)

          On August 20, 2009, the Company issued 1,799,500 warrants exercisable at a price of $3.30 per share exercisable for a period of two years. The warrants were issued in connection with a non-brokered private placement of 3,499,000 units. The fair value of the warrants was estimated using the Black-Scholes Option Pricing Model (assumptions include a risk free rate of 1.15%, market adjusted volatility of 38.5%, expected life of 2 years, and expected dividend yield of 0%) and as a result $328,047 was credited to contributed surplus.

(iii)

           On September 16, 2009, the Company issued 334,239 warrants exercisable at a price of $3.30 per share exercisable for a period of two years. The warrants were issued in connection with a non-brokered private placement of 668,478 units. The fair value of the warrants was estimated using the Black-Scholes Option Pricing Model (assumptions include a risk free rate of 1.15%, market adjusted volatility of 38.5%, expected life of 2 years, and expected dividend yield of 0%) and as a result $60,953 was credited to contributed surplus.

(iv)

            On November 13, 2009, in connection with the acquisition of Normabec, the Company issued 118,527 warrants exercisable at a price of $9.11 per share expiring on December 13, 2009, and 142,438 warrants exercisable at a price of $9.11 per share expiring on January 2, 2010. The fair value of the warrants was estimated using the Black-Scholes Option Pricing Model (assumptions include a risk free rate of 1.26%, volatility of 67%, expected life of 0.1 year, and expected dividend yield of 0%). No value was credited to contributed surplus. These warrants expired unexercised.

The following table summarizes the share purchase warrants outstanding at September 30, 2010:

Exercise Price	Warrants
$	Outstanding	Expiry Dates
3.50	4,243,788	March 5, 2011
3.30	1,714,500	August 20, 2011
3.30	321,739	September 16, 2011
	6,280,027

(d)     Share Capital to be Issued

On June 5, 2006, pursuant to the acquisition of First Silver Reserve Inc., First Majestic and First Silver entered into a business combination agreement whereby First Majestic agreed to acquire the remaining 36.25% minority interest in First Silver. At September 30, 2010, prior shareholders of First Silver had not yet exchanged 114,254 shares of First Silver, exchangeable for 57,127 shares of First Majestic, resulting in a remaining value of shares to be issued of $276,495.

Any certificate formerly representing First Silver shares not duly surrendered on or prior to September 14, 2012 shall cease to represent a claim or interest of any kind or nature, including a claim for dividends or other distributions against First Majestic or First Silver by any former First Silver shareholder. After such date, all First Majestic shares to which the former First Silver shareholder was entitled shall be deemed to have been cancelled.

Notes Page 13

FIRST MAJESTIC SILVER CORP.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIODS ENDED SEPTEMBER 30, 2010 AND 2009 (Unaudited)

12.       REVENUES

Details of the components of net revenue are as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2010	2009	2010	2009
	$	$	$	$
Combined revenue - silver doré bars, concentrates, coins and ingots	37,011,157	17,715,392	94,023,522	53,183,047
Less: intercompany eliminations	(935,135)	(869,506)	(4,212,406)	(3,093,428)
Consolidated gross revenue	36,076,022	16,845,886	89,811,116	50,089,619
Less: refining, smelting, net of intercompany eliminations	(1,622,326)	(2,440,169)	(6,246,636)	(7,146,631)
Less: metal deductions, net of intercompany eliminations	(988,131)	(680,914)	(2,918,016)	(1,806,436)
Net revenue	33,465,565	13,724,803	80,646,464	41,136,552

The La Encantada mill expansion project achieved commercial stage of production on April 1, 2010. Sales incurred during the pre-operating period were recorded as a reduction of capital costs and are excluded from sales revenue. As a result, sales of $4,718,618 (2009 - $nil) in connection with the sale of 262,403 silver equivalent ounces of precipitates during the quarter ended March 31, 2010 have been excluded from the above net revenue table.

13.    SEGMENTED INFORMATION

The Company has three operating segments located in Mexico, one retail market segment in Canada and one corporate segment with locations in Canada and Mexico. The San Martin operations consist of the San Martin Silver Mine, the San Martin property and the Jalisco Group of Properties. The La Parrilla operations consist of the La Parrilla Silver Mine, the Del Toro Silver Mine, the La Parrilla properties and the Del Toro properties. The La Encantada operations consist of the La Encantada Silver Mine and the La Encantada property.

These reportable operating segments are summarized in the table below:

	Three Months Ended September 30, 2010
					Corporate and
	San Martin	La Parrilla	La Encantada		Other
	operations	operations	operations	Coin Sales	Eliminations	Total
	$	$	$	$	$	$
Revenue	5,185,215	7,839,967	20,065,835	1,217,552	(843,004)	33,465,565
Cost of sales	2,979,301	3,382,684	7,686,500	1,332,222	(1,162,934)	14,217,773
Depletion, depreciation and amortization, and accretion of ARO	592,663	661,169	1,124,357	-	-	2,378,189
Mine operating earnings (loss)	1,613,251	3,796,114	11,254,978	(114,670)	319,930	16,869,603
General and administrative	-	-	-	-	2,519,385	2,519,385
Stock-based compensation	-	-	-	-	584,059	584,059
Interest expense (income)	214,719	2,552,486	1,287,979	-	(4,631,156)	(575,972)
Other expense (income) and foreign exchange	184,351	160,274	(196,918)	-	391,281	538,988
Income tax expense (recovery)	207,242	1,030,641	4,241,648	-	(1,955,160)	3,524,371
Net income (loss)	1,006,939	52,713	5,922,269	(114,670)	3,411,521	10,278,772
Capital expenditures	1,877,603	2,653,930	4,102,156	-	171,887	8,805,576
Total assets	110,116,190	67,421,732	75,582,162	-	39,770,613	292,890,697

Notes Page 14

FIRST MAJESTIC SILVER CORP.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIODS ENDED SEPTEMBER 30, 2010 AND 2009 (Unaudited)

13.     SEGMENTED INFORMATION (continued)

	Three Months Ended September 30, 2009
					Corporate and
	San Martin	La Parrilla	La Encantada		Other
	operations	operations	operations	Coin Sales	Eliminations	Total
	$	$	$	$	$	$
Revenue	4,718,691	5,759,291	3,385,341	656,660	(795,180)	13,724,803
Cost of sales	2,959,383	2,774,983	2,499,113	586,286	(765,378)	8,054,387
Depletion, depreciation and amortization, and accretion of ARO	494,702	629,454	396,563	-	-	1,520,719
Mine operating earnings (loss)	1,264,606	2,354,854	489,665	70,374	(29,802)	4,149,697
General and administrative	-	-	-	-	1,724,437	1,724,437
Stock-based compensation	-	-	-	-	505,847	505,847
Interest expense (income)	49,425	43,671	115,306	-	114,643	323,045
Other expense (income) and foreign exchange	234,675	388,289	908,709	-	(1,155,599)	376,074
Income tax (recovery) expense	(15,639)	143,549	(67,837)	-	(681,402)	(621,329)
Net income (loss)	996,145	1,779,345	(466,513)	70,374	(537,728)	1,841,623
Capital expenditures	1,837,554	1,918,056	9,856,121	-	32,010	13,643,741
Total assets	105,384,737	57,579,107	52,969,873	-	8,826,808	224,760,525

	Nine Months Ended September 30, 2010
					Corporate and
	San Martin	La Parrilla	La Encantada		Other
	operations	operations	operations	Coin Sales	Eliminations	Total
	$	$	$	$	$	$
Revenue	16,260,482	21,104,327	42,850,858	4,199,072	(3,768,275)	80,646,464
Cost of sales	9,006,892	9,504,546	17,594,528	3,916,554	(3,396,143)	36,626,377
Depletion, depreciation and amortization, and accretion of ARO	2,056,732	1,905,729	2,781,672	-	-	6,744,133
Mine operating earnings (loss)	5,196,858	9,694,052	22,474,658	282,518	(372,132)	37,275,954
General and administrative	-	-	-	-	6,912,850	6,912,850
Stock-based compensation	-	-	-	-	1,928,202	1,928,202
Interest expense (income)	873,321	7,719,288	4,172,008	-	(12,094,940)	669,677
Other expense (income) and foreign exchange	611,255	243,495	(399,514)	-	(954,281)	(499,045)
Income tax expense (recovery)	648,897	1,014,687	6,003,062	-	(1,584,059)	6,082,587
Net income (loss)	3,063,385	716,582	12,699,102	282,518	5,420,096	22,181,683
Capital expenditures	3,272,082	5,149,099	12,827,518	-	490,373	21,739,072
Total assets	110,116,190	67,421,732	75,582,162	-	39,770,613	292,890,697

		Nine Months Ended September 30, 2009
					Corporate and
	San Martin	La Parrilla	La Encantada		Other
	operations	operations	operations	Coin Sales	Eliminations	Total
	$	$	$	$	$	$
Revenue	14,302,897	14,901,581	11,511,799	3,658,741	(3,238,466)	41,136,552
Cost of sales	9,019,559	8,912,772	7,572,042	3,449,456	(3,140,761)	25,813,068
Depletion, depreciation and amortization, and accretion of ARO	1,700,523	2,021,010	1,233,993	-	-	4,955,526
Mine operating earnings (loss)	3,582,815	3,967,799	2,705,764	209,285	(97,705)	10,367,958
General and administrative	-	-	-	-	5,656,753	5,656,753
Stock-based compensation	-	-	-	-	2,203,394	2,203,394
Interest expense (income)	128,629	165,644	219,867	-	498,036	1,012,176
Other expense (income) and foreign exchange	375,874	10,389	667,252	-	(1,001,709)	51,806
Income tax expense (recovery)	(68,934)	37,805	(93,496)	-	(2,249,282)	(2,373,907)
Net income (loss)	3,147,246	3,753,961	1,912,141	209,285	(5,204,897)	3,817,736
Capital expenditures	2,961,596	5,003,771	20,954,415	-	163,854	29,083,636
Total assets	105,384,737	57,579,107	52,969,873	-	8,826,808	224,760,525

Notes Page 15

FIRST MAJESTIC SILVER CORP.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIODS ENDED SEPTEMBER 30, 2010 AND 2009 (Unaudited)

14.     CAPITAL LEASE OBLIGATIONS

In 2007 and 2008, the Company completed lease financings for $14.1 million (US$11.2 million) of mining equipment. The Company paid 50% prior to the arrival of the equipment, and financed the remaining 50% in quarterly payments over a period of 24 months at 9% interest over the term of the lease. In March 2009, the Company refinanced the balance of $3.6 million (US$2.9 million) to be paid over 24 monthly payments commencing in February 2009 with interest payable at 9% on the outstanding principal balance, secured by a guarantee from the parent company.

In January 2009, the Company completed additional lease financing arrangements for plant equipment, committing the Company to payments of $2.6 million (US$2.0 million) over a period of 36 months with monthly payments of $48,460 (US$38,420) consisting of principal plus 12.5% interest on outstanding balances, plus an additional 12 monthly lease payments of $43,640 (US$34,600) consisting of principal only.

In September 2010, the Company entered into a lease financing arrangement for $2.1 million (US$2.1 million) of mining equipment. The Company paid 15% prior to delivery of the equipment, and financed the remaining 85% over a period of 48 months at an interest rate of 7.9% .

The following is a schedule of future minimum lease payments under the capital leases as at September 30, 2010:

	September 30, 2010	December 31, 2009
	$	$
2010 Gross lease payments	632,542	2,235,960
2011 Gross lease payments	1,209,342	684,364
2012 Gross lease payments	671,720	139,309
2013 Gross lease payments	534,035	-
2014 Gross lease payments	356,023	-
	3,403,662	3,059,633
Less: interest	(380,136)	(251,997)
Total payments, net of interest	3,023,526	2,807,636
Less: current portion	(1,422,368)	(2,139,352)
Capital Lease Obligation - long term portion	1,601,158	668,284

15.     ASSET RETIREMENT OBLIGATIONS

	Nine Months Ended	Year Ended
	September 30, 2010	December 31, 2009
	$	$
Balance, beginning of the period	4,336,088	5,304,369
Effect of change in estimates	-	(877,834)
Interest accretion	281,806	445,090
Effect of translation of foreign currencies	132,527	(535,537)
Balance, end of the period	4,750,421	4,336,088

Notes Page 16

FIRST MAJESTIC SILVER CORP.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIODS ENDED SEPTEMBER 30, 2010 AND 2009 (Unaudited)

15.     ASSET RETIREMENT OBLIGATIONS (continued)

Asset retirement obligations allocated by mineral properties are as follows:

	Anticipated	September 30, 2010	December 31, 2009
	Date	$	$
La Encantada Silver Mine	2020	1,988,998	1,815,518
La Parrilla Silver Mine	2025	1,093,685	998,293
San Martin Silver Mine	2019	1,667,738	1,522,277
		4,750,421	4,336,088

During the year ended December 31, 2009, the Company reassessed its reclamation obligations at each of its mines based on updated mine life estimates, rehabilitation and closure plans. The total undiscounted amount of estimated cash flows required to settle the Company’s estimated obligations is $6.1 million, which has been discounted using a credit adjusted risk free rate of 8.5%, of which $1.6 million of the reclamation obligation relates to the La Parrilla Silver Mine, $2.0 million of the obligation relates to the San Martin Silver Mine, and $2.5 million relates to the La Encantada Silver Mine. The present value of the reclamation liabilities may be subject to change based on management’s current estimates, changes in the remediation technology or changes to the applicable laws and regulations. Such changes will be recorded in the accounts of the Company as they occur.

16.    OTHER LONG TERM LIABILITIES

In 1992, El Pilon entered into a contract with a Mexican bank, whereby the bank committed to advance cash to El Pilon in exchange for silver to be delivered in future instalments. The bank failed to advance the fully agreed amount, and El Pilon therefore refused to deliver the silver. El Pilon sued the bank for breach of contract. The Company believes it will retain the advance received from the bank, but the ultimate outcome is uncertain. The aggregate potential liability including interest and penalties amounts to $776,191 (December 31, 2009 - $753,657).

In September 2010, the Company entered into an agreement to acquire an additional 15 hectares of surface rights at Quebradillas for total consideration of $348,710 (4.2 million Mexican pesos), of which $39,277 (476,000 Mexican pesos) was paid upfront and the remaining $309,433 (3.8 million Mexican pesos) is payable over 25 monthly instalments of $12,377 (150,000 Mexican pesos). At September 30, 2010, the long-term portion of this liability was $167,792.

17.    CONTINGENT LIABILITIES

Due to the size, complexity and nature of the Company’s operations, various legal and tax matters arise in the ordinary course of business. The Company accrues for such items when a liability is both probable and the amount can be reasonably estimated. In the opinion of management, these matters will not have a material effect on the consolidated financial statements of the Company.

18.     COMMITMENTS

The Company is obligated to make certain mining property option payments as described in Note 7, in connection with the acquisition of its mineral property interests.

Notes Page 17

FIRST MAJESTIC SILVER CORP.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIODS ENDED SEPTEMBER 30, 2010 AND 2009 (Unaudited)

18. COMMITMENTS (continued)

The Company has office lease and annual operating costs commitments as follows:

Year	$
2010	57,900
2011	231,600
2012	57,900
Total	347,400

The Company provided a deposit of one month of rent equaling $20,151.

As at September 30, 2010, the Company is committed to construction contracts of approximately $0.4 million (US$0.4 million) (December 31, 2009 - $2.1 million or US$2.0 million) relating to the completion of the induction furnaces installation project at the La Encantada Mine.

The Company is committed to making severance payments in the amount of approximately $2.1 million, (December 31, 2009 - $1.9 million), subject to certain adjustments, to four officers in the event of a change of control of the Company.

19.     NON-CASH FINANCING AND INVESTING ACTIVITIES

	Three Months Ended		Nine Months Ended September
	September 30,		30,
	2010	2009	2010	2009
	$	$	$	$

NON-CASH FINANCING AND INVESTING ACTIVITIES:
Fair value of warrants issued	-	389,000	-	1,237,758
Issuance of shares for debt settlement	-	2,741,260	-	2,741,260
Transfer of contributed surplus upon exercise of stock options and warrants	1,045,234	-	1,277,536	2,950
Assets acquired by capital lease	1,824,837	-	1,824,837	2,259,380

20.     SUBSEQUENT EVENTS

Subsequent to September 30, 2010:

i)	A total of 1,191,500 options and 56,000 warrants were exercised for gross proceeds of $4,211,125.

ii)	A total of 2,500 options were cancelled.

iii)

500 common shares were issued as part of the acquisition of First Reserve Silver Inc. These shares were recorded against the shares to be issued on the Company’s balance sheet at September 30, 2010 (refer to note 11(d)).

iv)

In October 2010, the Company elected to advance pay the remaining portion of its FIFOMI loan facilities of $1.4 million (16.8 million Mexican pesos) thereby extinguishing all remaining FIFOMI loan facilities and releasing the Company’s security and removing all guarantees relating to the FIFOMI Loans.

Notes Page 18